HIVE BLOCKCHAIN TECHNOLOGIES LTD.

HIVE BLOCKCHAIN ESTABLISHES US$100 MILLION AT-THE-MARKET EQUITY PROGRAM

THIS NEWS RELEASE CONSTITUTES A "DESIGNATED NEWS RELEASE" FOR THE
PURPOSES OF THE COMPANY'S PROSPECTUS SUPPLEMENT DATED SEPTEMBER 2, 2022
TO ITS AMENDED AND RESTATED SHORT FORM BASE SHELF PROSPECTUS DATED
JANUARY 4, 2022

VANCOUVER, CANADA, September 2, 2022 - Hive Blockchain Technologies Ltd. ("HIVE" or the "Company") (Nasdaq: HIVE; TSXV: HIVE; FSE: HBFA.F) is pleased to announce that it has entered into an at-the-market offering agreement (the "ATM Agreement") with H.C. Wainwright & Co. (the "Agent").

At-the Market Offering

Pursuant to the ATM Agreement, the Company and the Agent will implement an "at-the-market" equity offering program, under which the Agent may issue and sell from time to time such number of common shares of the Company (the "Common Shares") having an aggregate offering price of up to US$100 million (the "ATM Equity Program"). A cash commission of 3.0% on the aggregate gross proceeds raised under the ATM Equity Program will be paid to the Agent in connection with its services. The Company intends to use the net proceeds of the ATM Equity Program, if any, primarily to support the growth and development of the Company's existing mining operations as well as for working capital and general corporate purposes. Additionally, the Company wishes to be in a position to capitalize on opportunities which may exist or may be brought to its attention relating to distressed asset sales of mining equipment throughout the mining ecosystem.

Since the Common Shares will be distributed at trading prices prevailing at the time of the sale, prices may vary between purchasers during the period of distribution. The volume and timing of sales, if any, will be determined at the sole discretion of the Company's management and in accordance with the terms of the ATM Agreement. To date, no Common Shares have been distributed by the Company pursuant to the ATM Agreement.

Sales of Common Shares, if any, under the ATM Equity Program are anticipated to be made in transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102 Shelf Distributions, as sales made directly on the Nasdaq Capital Market or another trading market for the shares in the United Stated at the market price prevailing at the time of each sale. No Common Shares will be offered or sold under the ATM Equity Program on the TSX Venture Exchange or any other trading market in Canada. The ATM Equity Program may be terminated by either party at any time.

The offer and sale of the Common Shares under the ATM Equity Program will be made by means of a prospectus supplement (the "Prospectus Supplement") to the Company's amended and restated short form base shelf prospectus dated January 4, 2022 (the "Base Shelf Prospectus" and, together with the Prospectus Supplement, the "Prospectus") and U.S. registration statement on Form F-10 (the "Registration Statement"), which includes the Base Shelf Prospectus and the Prospectus Supplement. The Registration Statement has been filed with the United States Securities and Exchange Commission (the "SEC") but has not yet become effective. The Common Shares may not be sold nor may offers to buy the Common Shares be accepted under the ATM Equity Program prior to the time the Registration Statement becomes effective. The Prospectus has been filed with the applicable provincial regulatory authorities in Canada and the SEC. The Prospectus is available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com and is available on the SEC's EDGAR website at www.sec.gov .

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities in the United States or in any jurisdiction where the offer, sale or solicitation would be unlawful. The Common Shares referred to in this news release may not be offered or sold in the United States absent registration or an applicable exemption from registration.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we endeavour to source only green energy to mine on the cloud and generate rewards of both Ethereum and Bitcoin. Since the beginning of 2021, HIVE has held in secure storage the majority of its ETH and BTC coin mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies such as ETH and BTC. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

HIVE believes that it has, in the past, demonstrated its ability to raise capital and obtain above average returns on invested capital while also consistently being rated as one of the industry's top performing mining companies for efficiency.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking information") within the meaning of applicable securities laws. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "targets", "expects", "is expected", "an opportunity exists", "budget", "scheduled", "estimates", "outlook", "forecasts", "projection", "prospects", "strategy", "intends", "anticipates", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or, "will", "occur" or "be achieved", and similar words or the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management's expectations, estimates and projections regarding future events or circumstances.

The information in this release regarding expectations in respect to the procurement of miners, Company expansion plans, expectations in respect of the offering of Common Shares under the ATM Equity Program and the anticipated use of proceeds from the ATM Equity Program and about future plans and objectives of the Company are forward-looking information. This forward-looking information is based on the Company's opinions, estimates and assumptions that, while considered by the Company to be appropriate and reasonable as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to, risks related to the offering or sale of securities pursuant to the Prospectus Supplement, the completion of the transactions contemplated in this news release in the manner anticipated and those factors discussed in greater detail under the "Risk Factors" section in the Company's Prospectus and its annual information form, both of which are available under the Company's profile on SEDAR at www.sedar.com, and should be considered carefully by prospective investors.

The forward-looking statements and information in this press release include, but are not limited to, statements with respect to the potential issuance of securities of the Company, the amount of securities that may be issued and the use of proceeds under the Prospectus Supplement filed in connection therewith.

This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: market conditions and other factors that may affect the Company's ability to utilize the ATM Equity Program and the prices at which the Company may sell Common Shares in the ATM Equity Program; the dilutive effect of issuances of Common Shares in the ATM Equity Program; the COVID-19 crisis; the transaction described in this news release may not occur on the terms as proposed and described herein or at all and, if such transaction is completed; the Company's cryptocurrency operation may not meet expected performance levels for one or more reasons;  the proposed transaction may not have a positive impact on HIVE's revenues, or gross mining margin; the impact of new electrical power rates which could impair profitability and operating performance; expansion may not materialize as currently anticipated, or at all; operating risks caused by social unrest; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; the volatility of digital currency prices; the Company may never realize more efficient operations, a lower cost structure, or greater flexibility in operation; risks relating to the global economic climate; dilution; and other related risks as more fully set out in the Base Shelf Prospectus and Prospectus Supplement, and other documents disclosed under the Company's filings at www.sedar.com and www.sec.gov/EDGAR. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: market conditions and other factors that may affect the Company's ability to utilize the ATM Equity Program and the prices at which the Company may sell Common Shares in the ATM Equity Program; the dilutive effect of issuances of Common Shares in the ATM Equity Program; the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company's assets going forward; the Company's ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to update or revise any forward-looking information other than as required by law.